                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. ___)


                               Novoste Corporation
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  67010C 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No.  67010C 10 0                               13G       Page 2 of 4 Pages




1.   Name of Reporting Person:           Noro-Moseley Partners III, L.P.
     S.S. or I.R.S. Identification No.:  58-2127221

2.   Check the Appropriate Box if a Member of a Group:        Not applicable

3.   SEC Use Only

4.   Citizenship or Place of Organization:   Georgia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   Sole Voting Power:                 529,537

6.   Shared Voting Power                     0

7.   Sole Dispositive Power             529,537

8.   Shared Dispositive Power:               0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:      529,537

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9:      6.5%

12.  Type of Reporting Person:       PN

                                  Schedule 13G

                                    Item 1(a)

Name of Issuer:     Novoste Corporation.

                                    Item 1(b)
Address of Issuer's Principal Executive Offices:
                   4350-C International Boulevard
                   Suite C
                   Norcross, GA 30093

                                    Item 2(a)
Name of Person Filing:    Noro-Moseley Partners III, L.P.

                                    Item 2(b)
Address of Principal Business Office or, if none, Residence:
         9 North Parkway Square, 4200 Northside Parkway, N. W.
         Atlanta, Georgia 30327

                                    Item 2(c)
Citizenship:  Georgia

                                    Item 2(d)
Title of Class of Securities:   Common Stock

                                    Item 2(e)
CUSIP Number:      67010C 10 0

                                     Item 3
This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                     Item 4
Ownership:
(a)  Amount Beneficially Owned:     529,537

(b)  Percent of Class:     6.5%

(c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:    529,537

          (ii)  Shared power to vote or to direct the vote:      0

          (iii) Sole power to dispose or to direct the disposition of:   529,537

          (iv)  Shared power to dispose or to direct the disposition of:    0

                                     Item 5
Ownership of Five Percent or Less of a Class:     N/A


                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:    N/A


                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:    N/A


                                     Item 8
Identification and Classification of Members of the Group:      N/A


                                     Item 9
Notice of Dissolution of Group:      N/A


                                     Item 10
Certification:     N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 1997
------------------------------
Date

NORO-MOSELEY PARTNERS III, L.P.

By:   Moseley & Company III, LLC
      General Partner


Jack R. Kelly, Jr.
--------------------------------------------------
Jack R. Kelly, Jr.
Member


                                   Page 4 of 4